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                                                                    EXHIBIT 20.1

             [LETTERHEAD OF INTERNATIONAL TECHNOLOGY CORPORATION]


                                                                    News Release

Release Date:                                Contact:
                FOR IMMEDIATE RELEASE                       Anthony J. DeLuca
                                                            Philip H. Ockelmann
                                                            (310) 378-9933

                     INTERNATIONAL TECHNOLOGY CORPORATION
                      COMPLETES $125 MILLION REFINANCING

(Torrance, California - October 25, 1995) -- International Technology Corporation (IT) announced today that it has completed the refinancing of its $50 million of 9 3/8% senior notes due July 1, 1996 and its bank revolving line of credit with a combined $125 million financing which includes $65 million of 8.67% senior secured notes with a group of major insurance companies and a $60 million syndicated bank revolving credit facility. The financing package, which is subject to a borrowing base, is secured by the accounts receivable and certain fixed assets of the Company. The senior notes have an eight-year final maturity with no principal payments until the sixth year, and the bank line has a term of five years. The Company has simultaneously given notice to the holders of its existing 9 3/8% senior notes that redemption will occur on November 24, 1995.

Robert B. Sheh, president and chief executive officer, said, "We are pleased to complete the refinancing of the Company's debt at more favorable interest rates and on terms which provide for no amortization for six years. We appreciate the vote of confidence from our insurance company and bank lending group, which includes major lenders to the environmental industry, and look forward to developing a strong relationship with them."

Mr. Sheh noted, "The $41 million settlement of the Motco lawsuit and the completion of this refinancing represent two major achievements in the Company's business plan. These accomplishments strengthen the Company's capital structure, improve our liquidity position and strategically position IT for the future. These events also have a positive impact on the morale of our employees and on our clients."

International Technology Corporation, based in Torrance, California, is a leading environmental management company providing services to government and industry. The Company's common stock and depositary shares are traded on the New York Stock Exchange under the symbols ITX and ITX pr, respectively.

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